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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. ________)*

MSGI SECURITY SOLUTIONS, INC.
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(Name of Issuer)

Common Stock, $0.01 par value
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(Title of Class of Securities)

553570 10 2
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(CUSIP Number)

Peter B. Hirshfield, Esq.
Hirshfield Law
1035 Park Avenue, Suite 7B
New York, New York 10028
(646) 827−9362
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 15, 2006

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(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box.

⁭

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d−7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Names of Reporting Persons.                                Hyundai Syscomm Corp.

  I.R.S. Identification Nos. of above persons (entities only).  20-5391892

2.             Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

3.            SEC Use Only __________________________________________________________________

4.            Source of Funds (see instructions)                                       OO

5.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)  [  ]

6.            Citizen or Place of Organization                 California

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power 865,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 865,000

11.         Aggregate Amount Beneficially Owned By Each Person   865,000 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)        16.6%

14.        Type of Reporting Person                          CO

1.     Names of Reporting Persons.                David Choe

         I.R.S. Identification Nos. of above persons (entities only). ______________

 2.             Check the Appropriate Box if a Member of a Group (see instructions)

(a) [X]

(b) [  ]

7.            SEC Use Only __________________________________________________________________

8.            Source of Funds (see instructions) AF through Hyundai Syscomm Corp.

9.            Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e) [  ]

10.         Citizen or Place of Organization                                     U.S.A.

NUMBER OF SHARES OWNED BY EACH REPORTING PERSON	7. Sole Voting Power -0- 8. Shared Voting Power 865,000 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 865,000

11.      Aggregate Amount Beneficially Owned By Each Person    865,000 shares of Common Stock

12.         Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [   ]

13.         Percent of Class Represented by Amount in Row (11)        16.6%

14.        Type of Reporting Person                                            IN

Item 1.   Security and Issuer

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of MSGI Security Solutions, Inc., a Nevada corporation (the "Issuer"), and is being jointly filed by Hyundai Syscomm Corp., a California corporation ("Hyundai Syscomm"), and by Hyundai Syscomm's sole shareholder, President and CEO, David Choe ("Choe"). Hyundai Syscomm and Choe are in this Statement collectively referred to as the "Reporting Persons"). The principal executive offices of the Issuer are located at 575 Madison Avenue, New York, New York 10022.

Item 2.   Identity and Background

⁭         (a)          The names of the Reporting Persons are Hyundai Syscomm Corp. and David Choe.

⁭         (b)          The business address of the Reporting Persons is Hyundai Syscomm Corp., 228 Hamilton Avenue, Palo Alto, California 94301.

⁭         (c)        The principal business of Hyundai Syscomm is to design, manufacture, supply, market, sell, install and maintain wireless networks and components and security systems throughout the world.  Choe is a business person, is the sole shareholder of Hyundai Syscomm and is the President and Chief Executive Officer of Hyundai Syscomm.

⁭         (d)        During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

⁭         (e)        During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

⁭         (f)         Hyundai Syscomm in a California corporation.  Choe is a citizen of the United State of America.

Item 3.     Source and Amount of Funds or Other Consideration

         Pursuant to a Subscription Agreement dated as of October 15, 2006 (the "Subscription Agreement"), between Hyundai Syscomm and the Issuer, Hyundai Syscomm subscribed for and purchased in a privately negotiated transaction an aggregate of 900,000 shares (the "Common Shares") of Common Stock of the Issuer.  Only 865,000 of the Common Shares were issued because that was the maximum number permitted by Nasdaq rule 4350(i).  The remaining 35,000 Common Shares will be issued as soon as permitted by Nasdaq rule 4350(i).  The consideration for the issuance of the Common Shares is Hyundai Syscomm's agreement to provide the Issuer with at least $10 million in subcontract revenues commencing in the first quarter of calendar 2007.

Item 4.      Purpose of Transaction

         The Reporting Persons acquired the Common Shares as an investment.

         Based on a number of factors, including the Reporting Persons' evaluation of the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may purchase additional securities of the Issuer through open market or privately negotiated transactions with the Issuer or existing shareholders, or may dispose of all or a portion of the securities of the Issuer now or hereafter owned by them.

         Other than as set forth above, or as noted below, the Reporting Persons do not have any plans or proposals that would result in any of the following:

(a)        the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)              an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)               a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)             any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors;

(e)               any material change in the present capitalization or dividend policy of the Issuer;

(f)         any other material change in the Issuer's business or corporate structure;

(g)        changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)       causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i)         causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)                any action similar to any of those enumerated above.

               The Reporting Persons reserve the right to determine in the future to change the purpose or purposes described above.

Item 5.      Interest in Securities of the Issuer

(a)   Aggregate Number and Percentage of Common Stock.  The Reporting Persons beneficially own 865,000 shares of the Issuer's Common Stock representing approximately 16.6% of the Issuer's outstanding Common Stock (based on 4,333,487 shares of Common Stock outstanding on October 11, 2006, as reported in the Issuer's Annual Report on Form 10−K for the fiscal year ended June 30, 2006).

(b)  Power to Vote and Dispose. The Reporting Persons share the voting and dispositive power over the shares of Common Stock identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. Hyundai Syscomm acquired the shares of Common Stock identified in response to Item 5(a) above as of October 15, 2006 in a privately negotiated transaction from the Issuer.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

         Effective October 15, 2006, Hyundai Syscomm and the Issuer entered into the Subscription Agreement, pursuant to which, among other things, Hyundai Syscomm subscribed for 900,000 shares of Common Stock of the Issuer in the name of its nominee, Anyuser, Inc ("Anyuser").

         As of the date of this Statement, Hyundai Syscomm's nominee, Anyuser, has received only 865,000 shares of Common Stock because a marketplace rule ("Rule 4350(i)") of NASDAQ (the market on which the Issuer's Common Stock traded until October 19, 2006 under the symbol "MSGI") limits to less than 20% the percentage of shares that anyone can acquire without the vote of a majority of the shares outstanding.  As calculated under Rule 4350(i), 865,000 shares was the maximum number of shares that Hyundai Syscomm or Anyuser could acquire based on the number of shares of Common Stock outstanding.  The Issuer has agreed to deliver without additional consideration a stock certificate for an additional 35,000 shares of Common Stock to Anyuser as soon as permitted under Rule 4350(i) (either because of shareholder approval or the issuance of additional shares of Common Stock to others).

         On October 20, 2006, the Issuer's Common Stock was delisted from Nasdaq and began trading in the "pink sheets" under the symbol "MSGI.PK".  On that same date, the Issuer issued a press release stating that it "intends to regain compliance with the minimum stockholders' equity requirement within 15 days and plans to immediately file an appeal under NASDAQ Marketplace regulations."  Based on the Issuer's press release, the Registrants have continued to operate as if Rule 4350(i) were still applicable.

Item 7. Material to be filed as Exhibits

Description of Exhibit	Exhibit Number
Subscription Agreement dated as of October 15, 2006 between the Issuer And Hyundai Syscomm	1
Joint Filing Agreement dated October 15, 2006	2

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: October 25, 2006

/s/ David Choe_________________

David Choe, Individually and as

President and CEO of Hyundai Syscomm

Exhibit 1

SUBSCRIPTION AGREEMENT

         COMMON STOCK PURCHASE AGREEMENT (this "Agreement") made as of this 15th day of October 2006 between MSGI Security Solutions, Inc., a corporation organized under the laws of the State of Nevada (the "Company"), and Hyundai Syscomm Corp, a California corporation ("HYUNDAI").

         WHEREAS, the Company and HYUNDAI have entered into a certain license agreement, dated September 11, 2006, pursuant to which, among other things, the Company is licensing certain intellectual property to HYUNDAI (the "License Agreement");

         WHEREAS, the Company and HYUNDAI are entering into a certain sub-contracting agreement, dated as of the date hereof, pursuant to which, among other things, HYUNDAI is retaining the Company as a sub-contractor and for the exploitation of the Company's services (the "Sub-Contracting Agreement");

         WHEREAS, in connection with the License Agreement and the Sub-Contracting Agreement the Company desires to issue to Purchaser, as an "accredited investor" (the "Issuance") 900,000 shares of the Company's Common Stock, par value $0.01 (the "Common Stock") on the terms and conditions set forth herein, and HYUNDAI desires to acquire the 900,000 shares of Common Stock; and

         WHEREAS, the Company and HYUNDAI are entering into a certain registration rights agreement, dated as of the date hereof, pursuant to which, among other things, the Company has granted HYUNDAI certain registration rights (the "Registration Rights Agreement").

         NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I.                   SUBSCRIPTION FOR COMMON STOCK AND REPRESENTATIONS BY AND COVENANTS OF PURCHASER

         1.1. Subscription for Common Stock.  Subject to the terms and conditions hereinafter set forth, HYUNDAI hereby subscribes for and agrees to purchase from the Company 900,000 shares of Common Stock in exchange for the consideration set forth in 1.3 hereof.

         1.2. 19.99% Limitation.  HYUNDAI hereby agrees that the Company shall not be required to issue, or reserve for issuance at any time in accordance with Nasdaq rule 4350(i), in the aggregate, Common Stock equal to more than 19.99% of the Company's Common Stock outstanding (on a pre-transaction basis). Therefore the Company can issue 865,000 shares of Common Stock at the initial Closing, and the remaining 35,000 shares of Common Stock shall be issued when and if: (a) the holders of a majority of the shares of Common Stock outstanding vote in favor of HYUNDAI owning more than 19.99% of the Company's Common Stock outstanding; or (b) additional issuances of Common Stock by the Company permit such issuance in accordance with Nasdaq rule 4350(i).

         1.3. Purchase Price.  The Common Stock shall be issued in exchange for (i) the receipt of $500,000 received in connection with the License Agreement, and (ii) the Sub-Contracting Agreement.

         1.4. Reliance on Exemptions.  HYUNDAI acknowledges that the Issuance has not been reviewed by the United States Securities and Exchange Commission (the "SEC") or any state agency because of the Company's representations that this is intended to be a nonpublic offering exempt from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act") and state securities laws.  HYUNDAI understands that the Company is relying in part upon the truth and accuracy of, and HYUNDAI's compliance with, the representations, warranties, agreements, acknowledgments and understandings of HYUNDAI set forth herein in order to determine the availability of such exemptions and the eligibility of HYUNDAI to acquire the Common Stock.

         1.5. Investment Purpose.  HYUNDAI represents that the Common Stock is being purchased for its own account, for investment purposes only and not for distribution or resale to others in contravention of the registration requirements of the 1933 Act.  HYUNDAI agrees that it will not sell or otherwise transfer the Common Stock (except to an affiliate which agrees to comply with all provisions of this Agreement), unless they are registered under the 1933 Act or unless an exemption from such registration is available.

         1.6. Accredited Investor.  HYUNDAI represents and warrants that it is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated under the 1933 Act and that it is able to bear the economic risk of an investment in the Common Stock.

         1.7. Risk of Investment.  HYUNDAI recognizes that the purchase of the Common Stock involves a high degree of risk in that:  (i) an investment in the Company is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Company and the Common Stock; (ii) transferability of the Common Stock is limited; and (iii) the Company may require substantial additional funds to operate its business and there can be no assurance that adequate funds will be available to the Company, in addition to all of the other risks set forth in the SEC Documents (as defined in Section 1.8 hereof).  HYUNDAI acknowledges the disclosure relating to the risks affecting the Company set forth in the SEC Documents.

         1.8. Information.  HYUNDAI acknowledges that the Company has made available for its review: (a) the Company's Annual Report on Form 10-K for the year ended June 30, 2005, (b) the Company's Quarterly Reports, on Form 10-Q for the fiscal quarters ended December 31, 2004, March 31, 2005, September 30, 2005, and March 31, 2006 (c) the Company's Proxy Statements, Definitive Information Statements, Current Reports on Form 8-k, as filed with the SEC between December 31, 2004 and the date of this Subscription Agreement (collectively the "SEC Documents") and hereby represents that: (i) HYUNDAI has been furnished by the Company during the course of this transaction with all information regarding the Company which it has requested; and (ii) that HYUNDAI has been afforded the opportunity to ask questions of and receive answers from duly authorized officers of the Company concerning the terms and conditions of the Placement, and any additional information which it has requested, if any.

1.9. No Representations.  HYUNDAI hereby represents that, except as expressly set forth in (a) this Subscription Agreement, (b) the Common Stock, (c) the License Agreement, (d) the Sub-Contracting Agreement, (e) the Registration Rights Agreement and (g) all exhibits, schedules and appendices which are part of the aforementioned documents, (collectively, the "Offering Documents"), no representations or warranties have been made to HYUNDAI by the Company or any agent, employee or affiliate of the Company, and in entering into this transaction HYUNDAI is not relying on any information other than that contained in the Offering Documents, the SEC Documents and the results of independent investigation by HYUNDAI.

         1.10. Tax Consequences.  HYUNDAI acknowledges that the Issuance may involve tax consequences and that the contents of the Offering Documents do not contain tax advice or information.  HYUNDAI acknowledges that it must retain its own professional advisors to evaluate the tax and other consequences of an investment in the Common Stock.

         1.11. Transfer or Resale. HYUNDAI understands that Rule 144 (the "Rule") promulgated under the 1933 Act requires, among other conditions, a one-year holding period prior to the resale (in limited amounts) of securities acquired in a non-public offering without having to satisfy the registration requirements under the 1933 Act.  HYUNDAI understands and hereby acknowledges that the Company is under no obligation to register the securities comprising the Common Stock under the 1933 Act, with the exception of certain registration rights covering the resale of the Common Stock set forth in the Registration Rights Agreement.

         1.12. Legends. HYUNDAI understands that the certificates or other instrument representing the Common Stock, until such time as they have been registered under the 1933 Act or, if earlier, until paragraph (k) of the Rule shall become applicable, shall bear a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such certificates or other instruments):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS.  THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL, IN A REASONABLY ACCEPTABLE FORM, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR APPLICABLE STATE SECURITIES LAWS, OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT.

The legend set forth above shall be removed and the Company shall promptly issue a certificate or other instrument without such legend to the holder of the Common Stock upon which it is stamped, if (a) such Common Stock is being sold by the holder pursuant to an effective registration statement under the 1933 Act, or (b) such holder delivers to the Company an opinion of counsel, in a reasonably satisfactory and acceptable form to the Company and its counsel directed to the Company or expressly providing that the Company may rely thereon, that a disposition of the Common Stock is being made pursuant to an exemption from such registration.

         1.13. No General Solicitation. HYUNDAI represents that HYUNDAI was not induced to invest by any of the following: (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over the news or radio; and (ii) any seminar or meeting whose attendees were invited by any general solicitation or advertising.

         1.14. Validity; Enforcement.  If HYUNDAI is a corporation, partnership, trust or other entity, HYUNDAI represents and warrants that: (a) it is authorized and otherwise duly qualified to purchase and hold the Common Stock; and (b) that this Subscription Agreement has been duly and validly authorized, executed and delivered and constitutes the legal, binding and enforceable obligation of HYUNDAI.

         1.15. Address.  HYUNDAI hereby represents that the address of Purchaser furnished by HYUNDAI at the end of this Subscription Agreement is HYUNDAI's principal business address.

         1.16. No Hedging Transactions.  HYUNDAI hereby agrees not to engage in any Hedging Transaction until such time as the Common Stock have been registered for resale under the 1933 Act or may otherwise be sold in the public market without an effective registration statement under the 1933 Act. "Hedging Transaction" means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Company's Common Stock or any rights, warrants, options or other securities that are convertible into, or exercisable or exchangeable for, Common Stock.

         1.17. Foreign Purchaser.  HYUNDAI is a United States person and is not a foreign purchaser.

         1.18. NASD Member.  HYUNDAI acknowledges that if it not a Registered Representative of a NASD member firm.

II.                REPRESENTATIONS BY THE COMPANY

         The Company represents and warrants to HYUNDAI, except as set forth in the SEC Documents or the disclosure schedules, if any, attached hereto:

         2.1. Securities Law Compliance.  The offer, offer for sale, and sale of the Common Stock have not been registered under the 1933 Act.  The Common Stock is to be offered, offered for sale and sold in reliance upon the exemptions from the registration requirements of Section 4 of the 1933 Act. The Company will use its commercially reasonable efforts to conduct the Issuance in compliance with the requirements of Regulation D of the General Rules and Regulations under the 1933 Act and applicable state "blue sky" laws, and the Company will file all appropriate notices of offering with the SEC.  The Company has prepared the Offering Documents.  The Offering Documents will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

         2.2. Organization and Qualification.  The Company is duly organized and validly existing in good standing under the laws of the State of Nevada, and has the requisite power and authorization to own its properties and to carry on its business as now being conducted.  The Company is duly qualified as a foreign corporation to do business and is in good standing in the State of New York and in every other jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not have a Material Adverse Effect.  As used in this Subscription Agreement, "Material Adverse Effect" means any material adverse effect on the business, properties, assets, operations, results of operations, financial condition or prospects of the Company, or on the transactions contemplated hereby, or by the other Offering Documents or the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Offering Documents.

2.3. SEC Documents; Financial Statements.  The SEC Documents represent all reports, schedules, forms, statements and other documents required to be filed by it since March 31, 2005 with the SEC pursuant to the reporting requirements of the Securities Exchange Act of 1934 (the "Exchange Act").  The Company has made available to HYUNDAI or its representatives copies of the SEC Documents.  As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  As of their respective dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto.  Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto, or (b) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments that would not be material).  The Company has no reason to believe its independent auditors will withhold their consent to the inclusion of their audit opinion concerning the Company's financial statements which are to be included in any Registration Statement.

2.4. Absence of Changes.  Since March 31, 2006, other than as set forth in the SEC Documents and Schedule 2.4 to this Subscription Agreement, the Company has not (i) incurred any debts, obligations or liabilities, absolute, accrued, contingent or otherwise, whether due or to become due, except current liabilities incurred in the usual and ordinary course of business and consistent with past practices, having individually or in the aggregate a Material Adverse Effect, (ii) made or suffered any changes in its contingent obligations by way of guaranty, endorsement (other than the endorsement of checks for deposit in the usual and ordinary course of business), indemnity, warranty or otherwise, (iii) discharged or satisfied any liens or paid any obligation or liability other than current liabilities shown on the balance sheet dated as of March 31, 2006, and current liabilities incurred since the date of the balance sheet dated as of March 31, 2006, in each case in the usual and ordinary course of business and consistent with past practices, (iv) mortgaged, pledged or subjected to lien any of its assets, tangible or intangible, (v) sold, transferred or leased any of its assets except in the usual and ordinary course of business and consistent with past practices, (vi) cancelled or compromised any debt or claim, or waived or released any right, of material value, (vii) suffered any physical damage, destruction or loss (whether or not covered by insurance) adversely affecting the properties, business or prospects of the Company, (viii) entered into any transaction other than in the usual and ordinary course of business except for this Subscription Agreement and the other Offering Documents and the related agreements referred to herein and therein, (ix) declared or paid any dividends on or made any other distributions with respect to, or purchased or redeemed, any of its outstanding equity securities, (x) suffered or experienced any change in, or condition affecting, its condition (financial or otherwise), properties, assets, liabilities, business operations, results of operations or prospects other than changes, events or conditions in the usual and ordinary course of its business and consistent with past practices, having (either by itself or in conjunction with all such other changes, events and conditions) a Material Adverse Effect or (xi) made any change in the accounting principles, methods or practices followed by it or depreciation or amortization policies or rates theretofore adopted.

2.5. Title.  The Company has good and marketable title to all properties and assets owned by it, free and clear of all liens, charges, encumbrances or restrictions, except such as are not significant or important in relation to the Company's business; all of the material leases and subleases under which the Company is the lessor or sublessor of properties or assets or under which the Company holds properties or assets as lessee or sublessee are in full force and effect, and the Company is not in default in any material respect with respect to any of the terms or provisions of any of such leases or subleases, and no material claim has been asserted by anyone adverse to rights of the Company as lessor, sublessor, lessee or sublessee under any of the leases or subleases mentioned above, or affecting or questioning the right of the Company to continued possession of the leased or subleased premises or assets under any such lease or sublease. The Company owns or leases all such properties as are necessary to its operations as described in the Offering Documents.

         2.6. Proprietary Rights .  The Company owns, or is duly licensed to use or possess, or possesses exclusive and enforceable rights to use all patents, patent applications, trademarks, service marks, copyrights, trade secrets, processes, formulations, technology or know-how used in the conduct of its business (the "Proprietary Rights").  The Company has not received any notice of any claims, nor does it have any knowledge of any threatened claims, and knows of no facts which would form the basis of any claim, asserted by any person to the effect that the sale or use of any product or process now used or offered by the Company or proposed to be used or offered by the Company infringes on any patents or infringes upon the use of any such Proprietary Rights of another person and, to the best of the Company's knowledge, no others have infringed the Company's Proprietary Rights.

         2.7. Litigation.  There is no material action, suit, investigation, customer complaint, claim or proceeding at law or in equity by or before any arbitrator, court, governmental instrumentality or agency, self-regulatory organization or body or public board now pending or, to the knowledge of the Company, threatened against the Company of any of the Company's officers or directors in their capacities as such (or basis therefore known to the Company), the adverse outcome of which would have a Material Adverse Effect.  The Company is not subject to any judgment, order, writ, injunction or decree of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign that has a Material Adverse Effect.

         2.8. Non-Defaults; Non-Contravention.  Other than as set forth in Schedule 2.8 to this Subscription Agreement, the Company is not in violation of or default under, nor will the execution and delivery of this Subscription Agreement or any of the other Offering Documents or consummation of the transactions contemplated herein or therein result in a violation of or constitute a default in the performance or observance of any obligation under: (i) its Certificate of Incorporation, or its By-laws; or (ii) any indenture, mortgage, contract, material purchase order or other agreement or instrument to which the Company is a party or by which it or its property is bound; or (iii) any material order, writ, injunction or decree of any court of any Federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign (including, to the Company's knowledge, federal and state securities laws and regulations).

         2.9. Taxes.  The Company has filed all tax returns that are required to be filed by it or otherwise met its disclosure obligations to the relevant agencies and all such returns are true and correct. The Company has paid or adequately provided for all tax liabilities of the Company as reflected on such returns or pursuant to any assessments received by it or that it is obligated to withhold from amounts owing to any employee, creditor or third party. The Company has properly accrued all taxes required to be accrued by GAAP consistently applied.  The income tax returns of the Company have not been audited by any government or regulatory authorities with- in the last five years.  The Company has not waived any statute of limitations with respect to taxes or agreed to any extension of time with respect to any tax assessment or deficiency.

         2.10. Compliance With Laws; Licenses, Etc.  The Company has not received notice of any violation of or noncompliance with any laws, ordinances, regulations and orders applicable to its business that would have a Material Adverse Effect and that has not been cured.  The Company has all material licenses and permits and other governmental certificates, authorizations and permits and approvals (collectively, "Licenses") required by every government or regulatory body for the operation of its business as currently conducted and the use of its properties.  The Licenses are in full force and effect and to the Company's knowledge no violations currently exist in respect of any License and no proceeding is pending or threatened to revoke or limit any thereof.

         2.11. Authorization; Enforcement; Validity .  The Company has the requisite corporate power and authority to enter into and perform its obligations under this Subscription Agreement and the other Offering Documents, to file and perform its obligations under the Offering Documents, and to issue the Common Stock in accordance with the terms of the Offering Documents.  The execution and delivery of the Offering Documents by the Company and the consummation by the Company of the transactions contemplated by the Offering Documents, including without limitation the issuance of the Common Stock hereunder, have been duly authorized by the Company's board of directors. This Subscription Agreement constitutes the legal, binding and enforceable obligation of the Company.

         2.12. Authorization of Securities.  The issuance, sale and delivery of the Common Stock has been duly authorized by all requisite corporate action of the Company.  When so issued, sold and delivered in accordance with the Offering Documents for the consideration set forth therein, the Common Stock will be duly executed, issued and delivered and will constitute valid and legal obligations of the Company enforceable in accordance with their respective terms and, in each case, will not be subject to preemptive or any other similar rights of the stockholders of the Company or others which rights shall not have been waived prior to the Closing.

         2.13. Exemption from Registration .  Assuming the accuracy of the information provided by HYUNDAI in this Subscription Agreement, the offer and sale of the Common Stock pursuant to the terms of this Subscription Agreement are exempt from the registration requirements of the 1933 Act and the rules and regulations promulgated thereunder.

         2.14. Brokers.  Neither the Company nor any of its officers, directors, employees or stockholders has employed any broker or finder in connection with the transactions contemplated by the Offering Documents.

         2.15. Title to Securities.  When the Common Stock has been duly delivered to HYUNDAI and full payment shall have been made therefore pursuant to Section 1.3 hereof and the terms of the Offering Documents, HYUNDAI shall receive from the Company good and marketable title to such Common Stock free and clear of all liens, encumbrances and claims whatsoever (with the exception of claims arising through the acts or omissions of HYUNDAI and except as arising from applicable federal and state securities laws), and the Company shall have paid all taxes, if any, in respect of the original issuance thereof.

         2.16. Consents.  Except as contemplated by this Subscription Agreement, to the Company's knowledge, the Company is not required to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or any regulatory or self-regulatory agency in order for it to execute, deliver or perform any of its obligations under or contemplated by the Offering Documents.  Except as otherwise provided in the Offering Documents, all consents, authorizations, orders, filings and registrations that the Company is required to obtain pursuant to the preceding sentence have been obtained or effected on or prior to the date hereof.  The Company is unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the foregoing.

         2.17. No General Solicitation.  None of the Company, any of its affiliates, and, to the Company's knowledge, any person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the 1933 Act) in connection with the offer or sale of the Common Stock

III.              TERMS OF PURCHASE

         3.1. Closing Date .  Provided that all conditions to closing have been satisfied or waived, the closing (the "Closing") shall take place at the offices of counsel to the Company, Greenberg Traurig LLP, 200 Park Avenue, New York, New York 10166, or such other location as mutually agreed to by the Company and HYUNDAI.

         3.2. Certificates.  HYUNDAI hereby authorizes and directs the Company to deliver the Common Stock to be issued to HYUNDAI pursuant to this Subscription Agreement in the name and address of HYUNDAI's nominee, Anyuser, Inc., 3760 Convoy Street, Suite 210, San Diego, California 92111, Att: Jason Kim.

         IV.       MISCELLANEOUS

         4.1 Notice.  Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Subscription Agreement must be in writing and will be deemed to have been delivered: (a) upon receipt, when delivered personally, (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party), or (c) one (1) business day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same.  The addresses and facsimile numbers for such communications shall be:

If to the Company:

MSGI Security Solutions, Inc.

575 Madison Avenue

New York, New York 10022

Telephone: (917) 339-7150

Facsimile: (917) 339-7166

Attention.: Jeremy Barbera

With a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, New York  10166
Telephone:  (212) 801-9323
Facsimile:  (212) 801-6400
Attention:  Alan I. Annex, Esq.

If to HYUNDAI:

Hyundai Syscomm Corp.

228 Hamilton Avenue

Palo Alto, California 94301

Telephone: (510) 790-4500

Facsimile:  (415) 358-4551

Attn.: Benjamin Byun

With a copy to:

Hirshfield Law

1035 Park Avenue

Suite 7B

New York, New York 10028-0912

Telephone: (646) 827-9362

Facsimile: (646) 349-1665

Attention: Peter B. Hirshfield, Esq.

         4.2  Entire Agreement; Amendment.  This Subscription Agreement supersedes all other prior oral or written agreements between HYUNDAI, the Company, their affiliates and persons acting on their behalf with respect t-o the matters discussed herein, and this Subscription Agreement and the instruments referenced herein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor HYUNDAI makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Subscription Agreement may be amended or waived other than by an instrument in writing signed by the Company and HYUNDAI.

         4.3  Severability.  If any provision of this Subscription Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Subscription Agreement in that jurisdiction or the validity or enforceability of any provision of this Subscription Agreement in any other jurisdiction.

         4.4 Governing Law; Jurisdiction; Jury Trial.  All questions concerning the construction, validity, enforcement and interpretation of this Subscription Agreement shall be governed by the internal laws of the State of Nevada, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Nevada or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of Nevada.  Each party hereby irrevocably submits to the exclusive jurisdiction of the federal courts sitting in the State of Nevada, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by sending a copy thereof to such party by overnight courier service at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  Each party hereby irrevocably waives any right it may have, and agrees not to request, a jury trial for the adjudication of any dispute hereunder or in connection with or arising out of this Subscription Agreement or any transaction contemplated hereby.

         4.5  Headings.  The headings of this Subscription Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Subscription Agreement.

         4.6  Successors And Assigns .  This Subscription Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Common Stock.  The Company shall not assign this Subscription Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority the Securities then outstanding, except by merger or consolidation.  HYUNDAI may assign some or all of its rights hereunder without the consent of the Company, provided, however, that any such assignment shall not release HYUNDAI from its obligations hereunder unless such obligations are assumed by such assignee and the Company has consented to such assignment and assumption, which consent shall not be unreasonably withheld.

         4.7  Survival.  The representations and warranties of the Company and HYUNDAI contained in Articles I and II shall survive the Closing for a period of one year.

         4.8  Further Assurances.  Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Subscription Agreement and the consummation of the transactions contemplated hereby.

         4.9  No Strict Construction.  The language used in this Subscription Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party, notwithstanding anything herein to the contrary.

         4.10  Legal Representation.  Each party acknowledges that: (a) it has read this Subscription Agreement and the exhibits hereto; (b) it understands that such party has been represented in the preparation, negotiation, and execution of this Subscription Agreement by its own counsel; and that such counsel has not represented and is not representing the other party; (c) it has been represented in the preparation, negotiation, and execution of this Subscription Agreement by legal counsel of its own choice; and (d) it understands the terms and consequences of this Subscription Agreement and is fully aware of its legal and binding effect.

         4.11  Confidentiality.  Each party agrees that it shall keep confidential and not divulge, furnish or make accessible to anyone, the confidential information concerning or relating to the business or financial affairs of the other party, if any, contained in the Offering Documents to which it becomes privy until such information has been publicly disclosed by such other party, until such information is no longer confidential, or unless it is required to be disclosed under applicable law or regulation.

         4.12  Counterparts.  This Subscription Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

4.13  Legal Fees.  In the event that any dispute among the parties to this Agreement should result in litigation, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation such reasonable fees and expenses of attorneys and accountants, which shall include, without, limitation, all fees, costs and expense of appeals.

         IN WITNESS WHEREOF, the parties have executed this Subscription Agreement as of the day and year first written above.

HYUNDAI: Hyundai Syscomm Corp. By: ___/s/ David Choe__ Name: David Choe Title: President and CEO
20-5391892 Taxpayer Identification Number of Purchaser
Number of Shares of Common Stock Subscribed For (subject to limitations set forth in this Subscription Agreement): 900,000	Subscription Accepted by MSGI Security Solutions, Inc.: By: ____ /s Jeremy Barbera__________ Name: Jeremy Barbera Title: Chairman and CEO
Number of shares of Common Stock Sub-scription Accepted (subject to limitations set forth in the Subscription Agreement): 900,000

Schedule 2.4

Absence of Changes

The Company has been in active negotiations since May 2006 with CodaOctopus, a port security company regarding a combination of the two businesses.  Coda and MSGI have begun to combine operations and are currently structuring a first step transaction which will involve MSGI acquiring a minority common stock interest in Coda in exchange for shares of Series G Convertible Preferred Stock, the conversion of which will be subject to MSGI shareholder consent.

 Schedule 2.8

Non-Defaults; Non-Contravention

The Company has been in technical default of The NIR Group convertible notes since July 15, 2006. The Company desires to repurchase these notes at a yet undetermined price and has engaged the investment banking form of HC Wainwright to raise the required capital to accomplish such repurchase. The terms of the contemplated financing have not yet been set.

The Company has agreed in its Certificate of Designation of Series F Convertible Preferred Stock to only issue shares (or convertible instruments with a conversion price) at or above $6.50 per share. The only penalty for violating this agreement is price protection to the outstanding shares of Series F Convertible Preferred Stock.  There are presently outstanding shares of Series F Convertible Preferred Stock owned by two holders that are convertible into an aggregate of 83,050 shares of Common Stock of the Company.  The Company does not know how contact these two holders.

EXHIBIT 2

Joint Filing Agreement

         Pursuant to Rule 13d−1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as Exhibit 6 shall be a joint statement filed on behalf of each of the undersigned.

Date: October 25, 2006

HYUNDAI SYSCOMM CORP.

By: /s/ David Choe______

       David Choe

       President and CEO

/s/ David Choe_______

     David Choe